UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer

SPARROW VISION, INC.

    Legal status of issuer

        Form
        Corporation

        Jurisdiction of Incorporation/Organization
        Delaware

        Date of organization
        May 10, 2018

    Physical address of issuer
64 Beaver Street, Suite 203, New York, NY 10004

    Website of issuer
https://www.sparrowup.com

    Current number of employees
6

	12/31/2022 (Unaudited)	12/31/2021 (Unaudited)	1
Total Assets	4,178,543.37	1,581,375.22	
Cash & Cash Equivalents	4,157,621.78	1,581,375.22	
Accounts Receivable	0.00	0.00	
Inventory			
Current Liability	-32,382.28	93,025.38	
Long-term Liability	0.00	0.00	
Revenues/Sales	$215,429.51	0.00	
Cost of Goods Sold	36,171.06	0.00	
Taxes Paid	0.00	0.00	
Net Income	-1,159,399.83	-1,117,017.89	

April 30, 2023

FORM C-AR

Sparrow Vision, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Sparrow Vision, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://sparrowup.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the ongoing reporting requirements of Regulation CF.

The date of this Form C-AR is May 1, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward- looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

4

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Sparrow Vision, Inc. ("We," the "Company" or "Sparrow") is a Delaware Corporation, formed on May 10, 2018. It was founded by Joe Chin, Sam Pigott and Todd Eaglin, three serial entrepreneurs, athletes, and product innovators with two previous successful exits.

From the outset, Sparrow's mission was simple and clear: to help golfers play their best. While performance technology is spreading to every facet of the sports world, Sparrow is focused on bringing it to golf by using an advanced AI system which provides real time swing analysis and feedback. After taking a video of your golf swing with Sparrow's App, its proprietary AI analyzes your swing (comparing it to over 2 million data points), identifies areas for improvement, and suggests tips and drills to help achieve your goals (using our extensive library of drills). The results are an improved game with lower handicaps.

Sparrow is at the forefront of advanced A.I. technology. It is committed to constantly iterating its App to make it more accurate, powerful, and accessible. We believe that Sparrow represents the future of golf – with its advanced A.I. technology, instant personalized instruction will become the new reality for golfers everywhere.

The Company launched the Beta version of the App in 2020. It proved to be very successful, resulting in 98% of repeat users. We plan to commercially launch the product in the fourth quarter of 2022, and to use a Freemium model, which is intended to maximize the viral spread of Sparrow and allow it to garner both paying and trial customers.

In addition, Sparrow is building its technology to allow it to expand rapidly into other sports in the future. Ultimately, the Company intends to leverage Sparrow's technology not just for golf, but for other popular participation sports, including baseball, soccer, football, tennis, crossfit, volleyball, hockey, swimming and lacrosse.

On July 22, 2021, the Company commenced an offering of its shares on the Wefunder.com crowdfunding portal (through a Special Purpose Vehicle), pursuant to Reg CF (Regulation Crowdfunding), with a target offering amount of $50,000. Subscriptions to this offering totaled approximately $1.64 million.

The Company is located at 64 Beaver Street, Suite 203, New York, NY 10004.

The Company's website is https://www.sparrowup.com.

The information available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. In addition, the Company is subject to the same general risks that all companies in its business, and all companies operating in the current economy, are exposed to. These include risks relating to economic downturns, political and economic events, technological developments (such as hacking and the ability to prevent hacking), and results of the worldwide COVID-19 pandemic. Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

The following risks are related to the Company's business and industry and are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

We are an early stage company and have not yet generated any profits.

The Company has a limited operating history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all of the business risks generally associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares if and when our directors determine that we are financially able to do so and deem such payment to be advisable. The Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable at any time in the future or, even if we are profitable, that we will generate sufficient revenues to pay dividends to the holders of our shares.

Sales and revenue projections are based on hypothetical marketing estimates.

The Company's sales and revenue projections cannot be assured. The Company may not be able to successfully maintain, promote and grow its brand through its marketing and communication strategies. Increasing the number of customers while establishing brand awareness and loyalty may prove difficult in the hyper competitive marketplace. Inability to successfully market the Company and increase its customer base will adversely impact the Company's operations and inhibit success while posing a risk to shareholder investment.

The Company is susceptible to key person risk.

The success of the Company will largely be dependent upon the experience and skill of its board of directors, executive officers and tenured employees. The Company can make no guarantees that key individuals necessary for the successful operation of the business objectives will continue to be employed by the Company for any defined period of time. Loss of any key persons for any reason could cause irreparable harm to the Company's ability to deliver value to shareholders, meet business objectives, and remain viable.

The Company's intellectual property is not protected by issued patents.

The Company currently has pending patents covering the technology underlying its AI app. There is no guarantee that any patents will be granted or that any other intellectual property protections will be available to the Company, its technology or its products. Furthermore, any patents that are granted to the Company may be challenged or circumvented. Intellectual property enforcement may be time consuming and cost intensive while simultaneously diverting the Company's attention away from successfully executing its business plan.

The Company is pre-revenue and will face challenges in its efforts to grow the business and monetize its products and services.

The Company has limited operating capital and its future success will be largely dependent upon its ability to finance operations from the sale of equity, the issuance of debt or other financing alternatives. The Company's failure to successfully raise operating capital or effectively monetize its products could potentially result in an adverse impact to the business, up to and including bankruptcy.

The market in which the Company operates is competitive and is likely to become increasingly competitive in the future.

The Company may ultimately face declining sales, decreased revenues or smaller margins as a direct result of competition in the marketplace. Changes in customer preference or the inability to successfully compete with other companies offering similar products or services could negatively impact the Company's financial performance.

There is a high likelihood that the Company will continue to require access to capital or credit.

In order to support its business growth and finance requirements, the Company will require access to capital or credit. Acquiring extensions of credit with favorable terms can be challenging and is highly dependent upon macro-economic conditions coupled with aforementioned internal and external known and unknown factors. If the Company is unable to obtain needed credit it could be forced to modify its business strategy, growth projections, or take other action necessary to raise additional capital or conserve existing funds. The Company's potential inability to secure future credit could adversely impact the business, its valuation, and/or the value of shareholder securities. There is no guarantee that additional capital will be able to be raised by the Company even if this raise is successful. If the Company is unable to acquire additional capital it may be required to alter its business plan1 business strategy, sell assets, reduce workforce, restructure under the protections of a bankruptcy filing, or cease operations and dissolve. Under such scenarios, no return of capital, shareholder settlement or refund would be issued to investors. The Company's inability to secure future capital could adversely impact the business, its valuation, and/or the value of its shareholders' securities.

There is a high likelihood that future Company performance may not achieve its stated objectives herein.

All statements, claims and representations of future performance are for the most part hypothetical, based on management's good faith and best efforts estimates, analysis, and forecasts. Current management expectations and projections regarding future performance, financial trends, societal trends, economic trends and other reasonable beliefs impacting the business, financial conditions, and the results of its operations form the basis for the projections and other forward-looking statements made herein. As socioeconomic trends change, there is a high likelihood that such assumptions made in good faith and contained herein may become less reliable creating a circumstance where adjustments to the company's operations may be required.

Investing in early stage companies, such as the Company, without a proven track record of performance or sound liquidity is highly speculative in nature and presents significant risk to investors.

An investor in the Company may lose his, her or its entire investment. Regardless of future revenue and/or profitability performance, good and bad, there is no guarantee that shareholders will ever see a return on their investments, or that they will ever be able to exit their investments for a profit or a loss.

Our results of operations have been negatively impacted by the COVID-19 pandemic and may continue to be negatively impacted by it.

The worldwide COVID-19 pandemic has had a negative impact on the Company and its operations. We rely on third-party suppliers and manufacturers located in China and the outbreak has caused delays in our supply chain. Furthermore, we believe that some potential customers may have decided to delay or forego their purchase of our product in the current environment. These developments negatively impacted our sales and operating results.

Looking forward, the future impact of the COVID-19 pandemic is unknown, rapidly evolving, and cannot be predicted with certainty. A poor economic environment resulting from the continuing negative impacts of COVID-19 could result in continuing delays to our supply chain and significant decreases in demand for our product, including the delay or cancellation of current or anticipated purchases.

Any valuation at this stage is difficult to assess.

Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and the Company's self-assessed value may be overpriced.

Our new product could fail to achieve our sales projections.

Our growth projections are based on an assumption that with an increased advertising and marketing budget our product, currently in Beta testing, will be able to more rapidly gain traction in the marketplace. However, it is possible that the Company's product will fail to gain significant market acceptance for any number of reasons. If it fails to achieve significant sales and acceptance in the marketplace, it could materially and adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, the Company could be adversely impacted by our reliance on third parties and their performance.

The Company could become involved in various lawsuits and legal proceedings.

In the normal course of business, the Company could become involved in various lawsuits and legal proceedings. Adverse outcomes in some or all of these claims may result in significant monetary damages or injunctive relief that could adversely affect our ability to conduct our business.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We are not required to complete an attestation about our financial controls that would be required of public companies under Section 404 of the Sarbanes-Oxley Act of 2002; nor do we have the internal infrastructure necessary to complete such an attestation. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Developing new products and technologies entails significant risks and uncertainties.

Delays or cost overruns in the production and shipping of our current and future products, if any, and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

In addition to the risks listed above, businesses are often subject to risks that are not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

THE COMPANY AND ITS BUSINESS

Company Overview

Sparrow Vision, Inc. ("We," the "Company" or "Sparrow") is a Delaware Corporation, formed on May 10, 2018. It was founded by Joe Chin, Sam Pigott and Todd Eaglin, three serial entrepreneurs, athletes, and product innovators with two previous successful exits.

From the outset, Sparrow's mission was simple and clear: to help golfers play their best. While performance technology is spreading to every facet of the sports world, Sparrow is focused on bringing it to golf by using an advanced AI system which provides real time swing analysis and feedback. After taking a video of your golf swing with Sparrow's App, its proprietary AI analyzes your swing (comparing it to over 2 million data points), identifies areas for improvement, and suggests tips and drills to help achieve your goals (using our extensive library of drills). The results are an improved game with lower handicaps.

Sparrow is at the forefront of advanced A.I. technology. It is committed to constantly iterating its App to make it more accurate, powerful, and accessible. We believe that Sparrow represents the future of golf – with its advanced A.I. technology, instant personalized instruction will become the new reality for golfers everywhere.

The Company launched the Beta version of the App in 2020. It proved to be successful, resulting in 98% of repeat users. We plan to commercially launch the product in the fourth quarter of 2022, and to use a Freemium model, which is intended to maximize the viral spread of Sparrow and allow it to garner both paying and trial customers.

In addition, Sparrow is building its technology to allow it to expand rapidly into other sports in the future. Ultimately, the Company intends to leverage Sparrow's technology not just for golf, but for other popular participation sports, including baseball, soccer, football, tennis, crossfit, volleyball, hockey, swimming and lacrosse.

On July 22, 2021, the Company commenced an offering of its shares on the Wefunder.com crowdfunding portal (through a Special Purpose Vehicle), pursuant to Reg CF (Regulation Crowdfunding), with a target offering amount of $50,000. Subscriptions to this offering totaled approximately $1.64 million.

Business Plan

Sparrow's initial plan is to generate revenue via a three-tier "Freemium" subscription model. The three tiers will be: *Trial* (free for a limited period of time or number of uses); *Basic* ($9.99/month, available annually for a discount or on a month-to-month basis) and *Advanced* ($19.99/month, also offered at an annual discount or on a month-to-month basis). Each tier will contain additional advanced features — such as swing style, ball flight tracing, more sophisticated AI diagnosis, and more.

Competition

Sparrow has three primary areas of competition. These include: lessons from Golf pros, which can cost $100/hr or more; hardware-based launch monitors, which can cost $10,000-20,000; and other AI-based analysis apps, which based on our testing seemed relatively rudimentary, and hence unable to provide valuable instruction. Management believes that Sparrow therefore represents the most effective — and best value — for a golfer's investment out of any options in these three categories.

Additionally, the markets in which our current product and future products, if any, are sold can be highly competitive. Our products compete against similar products of many large and small companies, including well-known competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands.

DIRECTORS AND OFFICERS OF THE COMPANY

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Joseph Chin. Mr. Chin is the co-founder, president and chief executive officer, and a Director, of the Company. From 2018 to April 2023, he served as the Company's chief executive officer and, in April 2023, was also appointed as the Company's president. He holds BS and MS degrees from USC Berkeley and Columbia University. He designed satellites at Hughes Aircraft, has been a Division 1 football player, and has served as a coach as well as the founder of a sports league.

Mr. Chin's current primary role is with the Company. As CEO, he is generally responsible for the overall success of the Company and for making top-level managerial decisions. His primary duties include communicating, on behalf of the Company, with shareholders, government entities, and the public; leading the development of the Company's short- and long-term strategies; creating and implementing the Company's vision and mission; evaluating the work of other executive leaders and personnel within the Company; maintaining awareness of the competitive market landscape, expansion opportunities, and industry developments; ensuring that the Company maintains high social responsibility wherever it does business; assessing risks to the Company and ensuring they are monitored and minimized; setting strategic goals and making sure they are measurable and describable.

Samuel Pigott. Mr. Pigott is the co-founder and a Director of the Company. From the Company's inception in 2018 to April 2023, he also served as the Company's chief operating officer. He has been involved in the design and development of over 100 apps with a combined user population of over 100 million. He was Vermont's state golf champion in 1998.

Mr. Pigott's current primary role is with the Company. As COO, he is generally responsible for overseeing general company organization, administrative responsibilities, and our product development team. His duties include planning and overseeing projects, employee relations, and day to day operations.

James Chin. Mr. Chin is a Director of the Company and has served in that capacity since the Company's inception in 2018. Mr. Chin is currently retired from employment. Mr. Chin spent his career as an engineer - his most recent position was as a Systems Engineer and Manager with MCI International. Mr. Chin is the father of Joseph Chin.

Employees of the Company

The Company currently has 6 full-time employees.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table sets forth information regarding beneficial ownership (fully diluted) of the Company's holders of 20% or more of any class of voting securities as of December 31, 2022.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Joseph Chin	20,857,275	Class B Common Stock	30.88%
Samuel Pigott	14,842,738	Class B Common Stock	21.98%

The Company's Securities

The Company's outstanding securities include Common Stock. As of December 31, 2022:

Common Stock. The number of Shares authorized is 160,000,000 with a total of 106,578,527 shares issued and outstanding. Of these, 48,600,000 shares are Common B and have ten votes per share, and 57,978,527 shares are Series Seed-1 Preferred Stock and have one vote per share. The Company has not authorized or issued any Common A stock.

Anti-Dilution Protection: For a portion of the loans, until such time as they have been fully repaid or fully converted into shares of Common Stock, if the Company issues any securities (other than the issuance, vesting or exercise of any securities issued pursuant to a stock option plan approved by shareholders) for a consideration per share (the "New Issuance Price") that is less than $1.25 (the foregoing a "Dilutive Issuance"), then immediately after such Dilutive Issuance, the conversion price then in effect as well as the warrant strike price shall be reduced to the New Issuance Price.

Early Repayment: Early repayment of the loans can be triggered in the event that: (a) the Company consolidates with or merges with or into another entity or person, (b) the Company sells all or substantially all of its assets to another entity or person, (c) a majority of the Company's equity securities are sold to another entity or person, or (d) an initial public offering of the Company's Common Stock, having gross proceeds of not less than $5,000,000, takes place; or (e) the Company defaults in the performance of any of its obligations under the applicable loan agreement.

DILUTION

Company shareholders should understand the potential for dilution of their shares due to the Company's issuance of additional shares. In other words, if and when the Company issues more shares, the percentage of the Company that a shareholder individually owns will decrease, even though the value of the Company, as a whole, may increase. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible loans or warrants) into stock.

There are currently outstanding warrants and a convertible note, described below in "Previous Offerings of Securities," that once executed and converted will further dilute the current shareholders' stake in the Company.

PREVIOUS OFFERINGS OF SECURITIES

The Company has made the following issuances of securities within the last three years:

Date: June 2019
Name: SAFE
Type of security sold:
Equity Final amount sold:
$725,000
Use of proceeds: General operations
Offering exemption: Regulation D, Rule 506(b)

Date: April 2021
Name: SAFE
Type of security sold: Equity
Final amount sold: $1,111,051
Use of proceeds: General operations
Offering exemption: Regulation D, Rule 506(b)

Date: March 2022
Name: Reg CF

Type of security sold: Equity

Final amount sold: $946,284

Use of proceeds: Continuing Research and Development, Company Expansion, Marketing

Offering exemption: Regulation CF

Date: November 2022
Name: Reg D

Type of security sold: Equity

Final amount sold: $4,938,425

Use of proceeds: Continuing Research and Development, Company Expansion, Marketing, General Operations

Offering exemption: Regulation D

REGULATORY INFORMATION

The Company has not previously failed to comply with the ongoing reporting requirements of 17 CFR Section 227.202 (Regulation

Crowdfunding).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors," and elsewhere in this Form C-AR.

Overview

Our self-developed AI uses computer vision to analyze an athlete's movement and provide feedback in real time. Currently our app analyses golfers' golf swings and gives real-time swing analysis and personalized feedback on how to improve on over 30 points of performance.

In 5 years, we would like to expand Sparrow into all other sports and fields of human movement. That includes: Basketball, Soccer, Hockey, Football, Baseball, etc. We also are working to bring a foundation for Growing the Game that will help democratize sports instruction by providing quality coaching at low to no cost to youth who may not otherwise have access to quality instruction. These are forward looking projections and are not guaranteed.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Sparrow Vision, Inc. was incorporated in the State of Delaware in May 2018.

Since then, we have:

■ Projected $4 B market in golf, our first sport, with plans to expand into 12 sports

■ Previously raised $5.8M+ (oversubscribed) from Fortune 500 execs, serial Angel Investors, sport icons

■ Founders are Serial Entrepreneurs (2 previous exits), Product Innovators and A.I. PhD's

■ Beta launch saw 98% repeat users.

Historical Results of Operations

Our Company was organized in May 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

■ *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $215,430 compared to the year ended December 31, 2021, when the Company had revenues of $0.

■ *Assets*. As of December 31, 2022, the Company had total assets of $4,178,543, including $4,178,543 in cash. As of December 31, 2021, the Company had total assets of $1,581,375, including $1,581,375 in cash.

■ *Net Loss*. The Company has had net losses of ($1,159,400) and net losses of ($1,117,018) for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.

■ *Liabilities*. The Company's liabilities totaled ($32,382) for the fiscal year ended December 31, 2022 and $93,025 for the fiscal year ended December 31, 2021.

Liquidity & Capital Resources

To date, the Company has been financed with $58,005 in debt, $1,836,051 in SAFEs, $946,284 in our recently completed Reg CF Offering, and $4,938,425 in our current Reg D Offering.

After the conclusion of the Company's current Reg D Offering, should we hit our minimum funding target, our projected runway is approximately 20 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C-AR under "Use of Funds." We don't anticipate having any other sources of capital available to us in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in approximately 20 months. Except as otherwise described in this Form C-AR, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

The Company's cash on hand is $4,151,095 as of December 31, 2022. Over the last three months, revenues have averaged $22,395 per month, cost of goods sold has averaged $0 per month, and operational expenses have averaged $125,000 per month, for an average burn rate of $125,000 per month. Our intent is to be profitable in 6 months.

Since the date our financials cover, there have been no material changes to our financials or operations.

In the next 3-6 months, we intend to launch additional features to our product and expect to achieve a monthly revenue run rate of $50-$100k approximately 6 months after launching with accompanying monthly expenses of $125k per month. Our expenses will be solely related to research & development and marketing our product as we move to launch.

These are forward-looking projections and are not guaranteed.

In terms of securing additional sources of capital, the management team has prior experience raising funds from individual investors, angel groups, and venture capitalists. Additionally, the management team has secured other sources of capital (debt, loans, grants, etc.) for their previous startup companies.

TRANSACTIONS WITH RELATED PERSONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

None.

Financial Statements

Our financial statements (unaudited) for fiscal years ended December 31, 2022 and 2021 can be found at Exhibit A to this Memorandum.

Bad Actor Disclosure

None

CERTIFICATION

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I, Joseph Chin, Principal Executive Officer of Sparrow Vision, Inc., hereby certifies that the financial statements of Sparrow Vision, Inc., included in this Form C-AR, are true and complete in all material respects.

/s/Joseph Chin

(Signature)

Joseph Chin

(Name)

President and Chief Executive Officer

(Title)

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Joseph Chin

(Signature)

Joseph Chin

(Name)

CEO, Principal Executive Officer and Director, Principal Financial Officer and Principal Accounting Officer

(Title)

May 1, 2023

(Date)

/s/Samuel Pigott

(Signature)

Samuel Pigott

(Name)

Director

(Title)

May 1, 2023

(Date)

/s/ James Chin

(Signature)

James Chin

(Name)

Director

(Title)

May 1, 2023

(Date)

EXHIBITS

Exhibit A   Financial Statements

Sparrow Vision, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$4,151,095.11**
Other Current Assets	**$6,526.67**
Total Current Assets	**$4,157,621.78**
Fixed Assets	
Fixed Assets	
Computer & Equipment	20,921.59
Total Fixed Assets	**20,921.59**
Total Fixed Assets	**$20,921.59**
TOTAL ASSETS	**$4,178,543.37**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	**$ -32,382.28**
Other Current Liabilities	**$0.00**
Total Current Liabilities	**$ -32,382.28**
Total Liabilities	**$ -32,382.28**
Equity	
Equity	
Preferred Stock - ECF	1,642,641.09
Preferred Stock - Reg D	4,037,522.50
SAFE	1,871,041.00
Total Equity	**7,551,204.59**
Opening Balance Equity	-23.12
Retained Earnings	-2,180,855.99
Net Income	-1,159,399.83
Total Equity	**$4,210,925.65**
TOTAL LIABILITIES AND EQUITY	**$4,178,543.37**

Sparrow Vision, Inc.

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,159,399.83
Adjustments to reconcile Net Income to Net Cash provided by operations:	
J. CHIN (7496)	358,950.41
S. PIGOTT (5442)	-387,008.93
T. EAGLIN (2976)	56,280.75
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**28,222.23**
Net cash provided by operating activities	**$ -1,131,177.60**
FINANCING ACTIVITIES	
Equity:Preferred Stock - ECF	1,290,949.25
Equity:Preferred Stock - Reg D	3,367,627.50
Net cash provided by financing activities	**$4,658,576.75**
NET CASH INCREASE FOR PERIOD	**$3,527,399.15**
Cash at beginning of period	623,695.96
CASH AT END OF PERIOD	**$4,151,095.11**

Sparrow Vision, Inc.

Profit and Loss
January - December 2022

	TOTAL
Income	
Sales	210,926.47
Uncategorized Income	4,503.04
Total Income	**$215,429.51**
GROSS PROFIT	**$215,429.51**
Expenses	
Cost of Revenue	
Server Costs	36,171.06
Total Cost of Revenue	**36,171.06**
G&A	**861,546.02**
Marketing	**329,584.07**
Product Development	**147,528.19**
Total Expenses	**$1,374,829.34**
NET OPERATING INCOME	**$ -1,159,399.83**
NET INCOME	**$ -1,159,399.83**

Sparrow Vision, Inc.

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Misc-tbd	-451.32
TOTAL BUS CHK (1892)	624,147.28
WeFunder Account	930,231.00
Total Bank Accounts	**$1,553,926.96**
Other Current Assets	
Uncategorized Asset	6,526.67
Total Other Current Assets	**$6,526.67**
Total Current Assets	**$1,560,453.63**
Fixed Assets	
Fixed Assets	0.00
Computer & Equipment	20,921.59
Total Fixed Assets	**20,921.59**
Total Fixed Assets	**$20,921.59**
TOTAL ASSETS	**$1,581,375.22**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
J. CHIN (7496)	130,907.72
S. PIGOTT (5442)	-241,657.99
T. EAGLIN (2976)	17,724.89
Total Credit Cards	**$ -93,025.38**
Other Current Liabilities	
Other Loan	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$ -93,025.38**
Total Liabilities	**$ -93,025.38**
Equity	
Equity	0.00
Preferred Stock - ECF	1,281,922.84
Preferred Stock - Reg D	669,895.00
SAFE	1,871,041.00
Total Equity	**3,822,858.84**
Opening Balance Equity	-23.12
Retained Earnings	-1,031,417.23
Net Income	-1,117,017.89
Total Equity	**$1,674,400.60**
TOTAL LIABILITIES AND EQUITY	**$1,581,375.22**

Sparrow Vision, Inc.

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,117,017.89
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Uncategorized Asset	-6,475.17
J. CHIN (7496)	129,369.37
S. PIGOTT (5442)	-275,304.68
T. EAGLIN (2976)	16,298.72
Other Loan	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-136,111.76**
Net cash provided by operating activities	**$ -1,253,129.65**
INVESTING ACTIVITIES	
Fixed Assets:Computer & Equipment	-325.54
Net cash provided by investing activities	**$ -325.54**
FINANCING ACTIVITIES	
Equity:Preferred Stock - ECF	1,281,922.84
Equity:Preferred Stock - Reg D	669,895.00
Equity:SAFE	34,990.00
Net cash provided by financing activities	**$1,986,807.84**
NET CASH INCREASE FOR PERIOD	**$733,352.65**
Cash at beginning of period	820,574.31
CASH AT END OF PERIOD	**$1,553,926.96**

Sparrow Vision, Inc.

Profit and Loss

January - December 2021

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Cost of Revenue	0.00
Server Costs	56,528.65
Total Cost of Revenue	**56,528.65**
G&A	-1,039.17
Ai Office	1,328.76
Bank Charges & Fees	4,571.85
Employee Payroll	533,849.24
Equipment	8,781.07
Insurance	418.00
Legal & Professional Services	23,340.60
Meals & Entertainment	1,479.97
Office Supplies & Software	15,056.07
Other Business Expenses	15,918.75
Recruiting	20,838.03
Software & Tools	8,849.08
Taxes & Licenses	1,408.00
Travel	5,126.30
Uncategorized Expense	5,064.24
Total G&A	**644,990.79**
Marketing	0.00
Finance Costs	45,574.01
Marketing Software & Services	147,183.08
Marketing Spend	51,446.56
Partnerships	54,637.50
Total Marketing	**298,841.15**
Product Development	7,502.16
Application Development	6,598.00
Labeling	3,893.54
Professional Services	98,147.74
Testing	515.86
Total Product Development	**116,657.30**
Total Expenses	**$1,117,017.89**
NET OPERATING INCOME	**$ -1,117,017.89**
NET INCOME	**$ -1,117,017.89**